Reply to:	Craig V. Rollins	CLARK WILSON LLP
Direct Tel:	604.891.7785	Barristers & Solicitors
Email:	cvr@cwilson.com	Patent & Trade-Mark Agents
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cwilson.com

November 22, 2013

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-4561

Attention:	John Reynolds, Assistant Director

Dear Sirs/Mesdames:

Re:	KonaRed Corporation (the “Company”)
Form 8-K Filed October 10, 2013
Form 10-K for Fiscal Year Ended May 31, 2013 Filed August 29, 2013
File No. 333-176429

We act as legal counsel to the Company.  We write on behalf of the Company in response to your letter dated November 12, 2013 (the “Comment Letter”) with respect to the Company’s above-noted filings.  The Company requests an extension of the deadline to respond to the comments in the Comment Letter.  The Company expects to provide a complete response to all comments by no later than December 12, 2013.

Yours truly,

CLARK WILSON LLP

Per:  “Craig V. Rollins”

Craig V. Rollins

CVR/sxa
cc:	KonaRed Corporation
Attention:	Shaun Roberts